SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549




                                    FORM 11-K


                     ANNUAL REPORT PURSUANT TO SECTION 15(D)


                                     OF THE


                         SECURITIES EXCHANGE ACT OF 1934



                     FOR THE FISCAL YEAR ENDED JUNE 30, 2001



              AGWAY, INC. EMPLOYEES' 401(K) THRIFT INVESTMENT PLAN
              ----------------------------------------------------
                            (FULL TITLE OF THE PLAN)


                                   AGWAY INC.
                                   ----------
          (NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN)



                               333 BUTTERNUT DRIVE
                             DEWITT, NEW YORK 13214
             ------------------------------------------------------
             (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES OF THE PLAN AND
                          THE ISSUER OF THE SECURITIES)

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                     Report on Audited Financial Statements

                        for the year ended June 30, 2001
     -----------------------------------------------------------------------

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                             JUNE 30, 2001 AND 2000
     -----------------------------------------------------------------------




                                      INDEX


Report of Independent Accountants...............................................               F-2


Financial Statements:

         Statements of Net Assets Available for Benefits
                  as of June 30, 2001 and 2000..................................               F-3

         Statements of Changes in Net Assets Available for Benefits
                  for the years ended June 30, 2001 and 2000....................               F-4

         Notes to Financial Statements..........................................       F-5 to F-16


Supplemental Schedules (Form 5500 information):

         Schedule H, Form IV, Line (i).  Schedule of Assets Held
                  for Investment Purposes as of June 30, 2001...................   S-1.1 and S-1.2

         Schedule H, Form IV, Line (j).  Schedule of Reportable Transactions
                  for the year ended June 30, 2001..............................             S-2.1




                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Employee Benefit Plans
     Administration Committee,
     Agway, Inc.

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AGWAY INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN (the "Plan") at June 30, 2001 and 2000, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying index are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Syracuse, New York
December 6, 2001

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                             June 30, 2001 and 2000
                                   -----------

                             (Thousands of Dollars)

                  ASSETS
                                                               2001          2000
                                                            ----------    ---------
BGI U.S. Equity Market Fund                                 $   62,464    $  84,311
Agway, Inc. Subordinated Money Market Certificates              30,113       30,006
Agway, Inc., Preferred Securities                               20,399       20,399
Collective Cash Investment Funds                                 4,298        3,905
BGI Government/Credit Bond Index Fund                            4,272        2,735
Vanguard Star Fund - Conservative Growth Portfolio                 930            0
Vanguard Star Fund - Aggressive Growth Portfolio                   643            0
BGI Russell 2000 Equity Index Fund                                 589            0
BGI EAFE Equity Index Fund                                         267            0
Loans to participants                                            2,147        1,842
                                                            ----------    ----------

         TOTAL INVESTMENTS                                     126,122      143,198

Cash - Clearing Account                                              0          343
Accrued income                                                   2,556        2,030
Contributions receivable, employer                               1,127        1,049
                                                            ----------    ----------

         TOTAL ASSETS                                          129,805      146,620

Accrued Liabilities                                                322          131
                                                            ----------    ----------

         TOTAL LIABILITIES                                         322          131
                                                            ----------    ----------

NET ASSETS AVAILABLE FOR BENEFITS                           $  129,483    $  146,489
                                                            ==========    ==========









    The accompanying notes are an integral part of the financial statements.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                   for the years ended June 30, 2001 and 2000
                                   -----------

                             (Thousands of Dollars)

                                                           2001           2000
                                                       -----------     ----------
Net (decrease) increase of interest in common
    collective trust and mutual funds                  $  (11,288)     $   8,451
Interest income                                             2,776          2,682
Dividend income                                             1,627          1,750
                                                       -----------     ----------
Total investment (loss) income                             (6,885)        12,883
                                                       -----------     ----------

Contributions:
    Participants                                            8,388          7,930
    Agway, Inc.                                             1,678          1,575
                                                       -----------     ----------
     Total contributions                                   10,066          9,505
                                                       -----------     ----------
     Total additions                                        3,181         22,388
                                                       -----------     ----------

Deductions:
    Benefit payments to participants                       19,486         17,464
    Trustee fees, administrative and other expenses           701            610
                                                       -----------     ----------
     Total deductions                                      20,187         18,074
                                                       -----------     ----------
     Net (reductions) additions                           (17,006)         4,314
Net assets available for benefits:
     Beginning of year                                    146,489        142,175
                                                       -----------     ----------

Net assets available for benefits:
     End of year                                       $  129,483      $ 146,489
                                                       ===========     ==========











    The accompanying notes are an integral part of the financial statements.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   -----------

                             (Thousands of Dollars)

1.   DESCRIPTION OF THE PLAN
     The following brief description of the Agway, Inc. Employees' 401(k) Thrift Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information of benefits provided under the Plan.

     General
     The Plan is a defined contribution plan covering substantially all full-time employees of Agway, Inc. (the "Sponsor" or "Company") and part-time employees who have reached their first anniversary date (as defined in the Plan) and worked 1,000 hours. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     Reclassifications
     Certain reclassifications have been made to conform prior year financial statements with the current year presentation.

     Contributions
     Participants may elect to contribute "regular investments" of 1% to 6% of annual compensation (as defined in the Plan). These investments can be made on a "pre-tax" basis, an "after-tax" basis or a combination thereof, subject to Internal Revenue Service ("IRS") limitations. Pre-tax regular investments are designed to take advantage of Section 401(k) of the Internal Revenue Code ("IRC") and are contributed to the Plan before being subject to federal income tax and, in most cases, state income tax. After-tax regular investments are contributed to the Plan after being subject to federal and state income taxes.

     Participants may invest an additional 1% to 9% of annual compensation (as defined in the Plan) as "additional investments" on a pre-tax basis (subject to IRS limitations) if the participant contributes the maximum 6% of regular investments. Amounts exceeding the annual pre-tax contribution limit established by the IRS are made on an after-tax basis based on the election of the participant.

     Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans.

     The Sponsor contributes to the plan an amount equal to at least 10%, but not more than 50%, of each participant's regular investment. By definition, "regular investment" is limited to 6% of annual compensation. All employer contributions are invested in the Company Security Fund. The discretionary percentage of Sponsor contributions above 10% for each year of operation of the Plan is determined by the Board of Directors of the Sponsor. The Sponsor's contribution is made each pay period at a rate of 10% of the participant's regular investment. Any amount of the Sponsor's contribution greater than 10% of the participant's regular investment (as

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   -----------

                             (Thousands of Dollars)

1.   DESCRIPTION OF THE PLAN (CONTINUED)

     Contributions (continued)
     determined by the Board of Directors) is paid no later than the time prescribed by law for filing the Sponsor's federal income tax return for the applicable taxable year, including extensions for such filing.

     Participant Accounts
     Each participant's account is credited with the participant's contributions and allocations of (a) the Sponsor's contributions, (b) plan earnings, and
     (c) administrative expenses. Allocation of plan earnings is done on a daily basis and is based on each fund's daily earning percentage (fund earnings divided by fund market value) multiplied by the participant's accumulated investments and earnings to date in the fund. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting
     Participants vest immediately in their contributions plus actual earnings thereon and the Sponsor contributions and earnings thereon.

     Investment Options
     Effective July 1, 2000, the Plan increased its investment fund choices from four to eight. The Plan provides for the following separate investment fund choices to participants: the U.S. Broad Market Stock Fund, Company Security Fund, Bond Fund, Cash Fund, Conservative Growth Multi-Asset Fund, Aggressive Growth Multi-Asset Fund, International Stock Fund, and U.S. Small Cap Stock Fund. All participant contributions and earnings thereon are participant- directed. Upon enrollment in the Plan, a participant may direct employee contributions in 1 percent increments in any of the eight funds. A participant may change investment options or elect to transfer employee contributions on a daily basis. Sponsor contributions and earnings thereon may not be transferred from the Company Security Fund to other investment funds. As of June 30, 2001, there were 4,008 employees and former employees participating in this Plan. The number of participants under each investment fund at June 30, 2001, is as follows:

     Conservative Growth MAF     147      Company Security Fund           3,987
     Aggressive Growth MAF       202      U.S. Broad Market Stock Fund    3,186
     Cash Fund                   472      U.S. Small Cap Stock Fund         162
     Bond Fund                   798      International Stock Fund          106

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   -----------

                             (Thousands of Dollars)

1.   DESCRIPTION OF THE PLAN (CONTINUED)

     Investment Options (continued)

     U.S. Broad Market Stock Fund (formerly "Stock Fund")
     The assets of the U.S. Broad Market Stock Fund, including earnings thereon, are invested in any common stock(s), common stock fund(s), or any security convertible into common stock issued by U.S. companies, or other types of domestic equity investments, as the Sponsor's Employee Benefit Plans Investment Committee ("EBPIC") may deem advisable from time to time, but which may not include shares of stock or other securities of the Sponsor or any of its subsidiaries or affiliates. The investment manager makes purchases of such securities in the open market at prices prevailing in such market on the day of purchase. Short-term obligations of the U.S. Government or other investments of a short-term nature may be purchased and held pending the selection and purchase of suitable securities. Substantially all of the Fund's investments were in the "Barclays Global Investors, N.A. ("BGI") U.S. Equity Market Fund" at June 30, 2001 and 2000, which is a common collective trust fund.

     As there is no market quotation available, the fair value of the U.S. Broad Market Stock Fund investments is based on the unit market value established by the investment manager. This unit value is calculated by dividing the net assets of the applicable Market Fund, stated at quoted market values, by the units outstanding.

     Company Security Fund
     It is explicitly provided and intended that the Company Security Fund be invested in qualified Agway, Inc. securities. These qualified Agway, Inc. securities include cumulative preferred stock and Agway, Inc. subordinated money market certificates and debentures. However, if at any time when the Trustee has funds available for such investment and such prescribed securities are not available for purchase from the Sponsor, the Trustee is authorized to hold such funds in an interest bearing account, or to invest such funds in one or more securities of other corporations, as instructed by EBPIC, which are comparable to the prescribed securities of the Sponsor. Securities of Agway, Inc. are purchased from the Sponsor at par value or principal amount. While there is no trading market for the sponsor's securities, the sponsor has historically repurchased outstanding securities at par whenever holders thereof have tendered them for redemption prior to maturity. The Company is under no obligation to repurchase such debt prior to its maturity or preferred stock when so presented and may stop or suspend this practice at any time or may be required to stop or suspend such practice if it does not meet the conditions of its Credit Agreement with lenders.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   -----------

                             (Thousands of Dollars)

1.   DESCRIPTION OF THE PLAN (CONTINUED)

     Investment Options (continued)

     Bond Fund
     The Bond Fund is invested primarily in bonds of U.S. Government and investment grade bonds of industrial, financial and utility corporations. "Investment Grade" is a term for securities of high quality that are rated BAA or better by Moody's Investor Service and BBB or better by Standard & Poor's Corporation. Substantially all of the Bond Fund investments were in the BGI "Government/Credit Bond Index Fund" at June 30, 2001 and 2000, which is a common collective trust fund. As there is no market quotation available, fair value of the Bond Fund investments is based on the unit market value established by the investment manager. This unit value is calculated by dividing the net assets of the Bond Index Fund, stated at quoted market value, by the units outstanding.

     Cash Fund
     The Cash Fund investment objective is to preserve capital and earn a competitive day-to-day interest rate. It invests in high quality, short-term money market instruments whose maturities normally will not exceed one year and are, on average, less than three months. Investments may be made in U.S. Treasury or agency obligations; obligations issued by financial, industrial, public utility, or other companies; bankers' acceptances, bank certificates of deposit or time deposits; commercial paper; and other similar obligations. The majority of investments of the Cash Fund were in the BGI "Money Market Fund" at June 30, 2001 and 2000, which is a common collective trust fund.

     Aggressive Growth Multi-Asset Fund
     The Aggressive Growth Multi-Asset Fund investment objective is to achieve long-term growth of capital and income. This fund does not buy securities directly; instead, it invests in a domestic stock fund, an international stock fund, a bond fund, and an asset allocation fund. The fund gives exposure to a broad group of U.S. and foreign stocks and various types of bonds. Substantially all of the fund's investments were in the "Vanguard LifeStrategy Growth Fund" at June 30, 2001, which is a mutual fund. This fund was added as an investment option at July 1, 2000.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   -----------

                             (Thousands of Dollars)

1.   DESCRIPTION OF THE PLAN (CONTINUED)

     Investment Options (continued)

     Conservative Growth Multi-Asset Fund
     The Conservative Growth Multi-Asset Fund investment objective is to seek a high level of income and moderate long-term growth of capital and income. The fund does not buy securities directly; instead, it invests in a domestic stock fund, an international stock fund, two bond funds, and an asset allocation fund. This fund gives exposure to a broad group of U.S. and foreign stocks and various types of bonds. Substantially all of the fund's investments were in the "Vanguard LifeStrategy Conservative Growth Fund" at June 30, 2001, which is a mutual fund. This fund was added as an investment option at July 1, 2000.

     International Stock Fund
     The International Stock Fund is intended for long-term investors seeking to capture high returns and diversification by investing in a broad range of foreign stocks. Substantially all of the fund's investments were in the "BGI EAFE Equity Index International Stock Fund" at June 30, 2001, which is a common collective trust fund. This fund was added as an investment option at July 1, 2000.

     U.S. Small Cap Stock Fund
     The U.S. Small Cap Stock fund investment objective is long-term capital appreciation from investing in smaller U.S. companies. Substantially all of the fund's investments were in the "BGI Russell 2000 Index Fund" at June 30, 2001, which is a common collective trust fund. This fund was added as an investment option at July 1, 2000.

     Loans to Participants
     The Plan also includes various terms and conditions under which a participating employee can obtain loans from the Plan. Participants may borrow up to 50% of their vested account balance. Participant loans must be no less than $500 and no greater than $50,000. Loan transactions are treated as a transfer to (from) the investment funds and from (to) the participant loan fund. Loan terms range from 1 to 5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate of 1 percent over prime. Principal and interest are paid ratably through payroll deductions.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   -----------

                             (Thousands of Dollars)

1.   DESCRIPTION OF THE PLAN (CONTINUED)

     Payment of Benefits
     On termination of service due to death, disability or retirement, a participant may elect, in most circumstances, to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or installments over periods ranging from 5 to 20 years. Those installments may be made on either a monthly or annual basis. For termination of service due to other reasons, a participant can only receive the value of the vested interest in his or her account as a lump-sum distribution.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     The financial statements of the Plan are prepared under the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. The accounting principles and practices which affect the more significant elements of the financial statements are:

     Investment Valuation
     Agway, Inc. preferred stock and subordinated money market certificates and debentures are valued at par, which approximates fair value, since the Sponsor historically has repurchased outstanding securities at par whenever holders thereof have tendered them for redemption prior to maturity. The Company is under no obligation to repurchase such debt when so presented and may stop or suspend this repurchase practice at any time. All Agway, Inc. securities are also purchased at par. All other Plan investments are held in bank commingled trust funds ("common collective trust or mutual funds"), shares of which are valued at the net asset value of shares held by the Plan at year-end as determined by the investment manager. Purchases and sales of securities are recorded on a trade-date basis. Participant loans are valued at cost.

     Income Recognition
     Interest income from investments is recognized as earned. Dividends are recorded on the ex- dividend date. The Plan presents in the statement of changes in net assets the net appreciation in interest in common collective trust and mutual funds which consists of current year realized and unrealized gains or losses.

     Trustee Fees, Administrative and Other Expenses
     Trustee fees, administrative expenses and all other expenses are recognized in the period incurred. The Plan incurred approximately $76 in 2001 and $326 in 2000 in administrative expenses paid to the Plan Sponsor during the year.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   -----------

                             (Thousands of Dollars)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Risks and Uncertainties
     The Plan provides for various investment options in any combination of five common collective trust funds and two mutual funds (U.S. Broad Market
     Stock, Bond, Cash, Aggressive Growth Multi-Asset, Conservative Growth Multi-Asset, International Stock, or U.S. Small Cap Stock) or Company securities. Investment securities are exposed to various risks, such as interest rate, market and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   -----------

                             (Thousands of Dollars)

3.   INVESTMENTS
     The Plan's investments are held by a bank-administered trust fund. The following table presents the fair value of investments as determined by estimated market price. Investments that represent 5 percent or more of the Plan's net assets are listed separately.

     INVESTMENTS AT ESTIMATED FAIR VALUE
                                                                         2001            2000
                                                                    -------------    -----------
         U.S. Broad Market Stock Fund:
              BGI U.S. Equity Market Fund                           $    62,464      $    84,311
         Company Security Fund:
              Agway, Inc., Preferred Securities:
                  8% cumulative preferred stock - Series B               19,942           19,942
                  7% cumulative preferred stock - Series C                  457              457
                                                                    -------------    ------------
                                                                         20,399           20,399
              Agway; Inc.:
                  Subordinated Money Market Certificates                 30,113           30,006
         Bond Fund:
              BGI Government/Credit Bond Index Fund                       4,272            2,735
         Collective Cash Investment Funds                                 4,298            3,905
         Vanguard Star Fund-Aggressive Growth Portfolio                     643                0
         Vanguard Star Fund-Conservative Growth Portfolio                   930                0
         BGI Russell 2000 Equity Index Fund                                 589                0
         BGI EAFE Equity Index Fund                                         267                0
         Loans to participants                                            2,147            1,842
                                                                    -------------    ------------
         TOTAL INVESTMENTS AT FAIR VALUE                            $   126,122      $   143,198
                                                                    =============    ============


              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   -----------

                             (Thousands of Dollars)

3.   INVESTMENTS (CONTINUED)
     During 2001 and 2000, the Plan's interest in common collective trust and mutual funds (including gains and losses on investments bought and sold, as well as held during the year) changed in value for the Plan years ended June 30 as follows:

     NET INCREASE (DECREASE) IN INTEREST IN COMMON
     COLLECTIVE TRUST FUNDS:
                                                                   2001             2000
                                                               -------------    -------------
     BGI U.S. Equity Market Fund                               $    (11,685)    $      8,169
     BGI Government/Credit Bond Index Fund                              324              124
     Collective Cash Investment Funds                                   197              158
     BGI Russell 2000 Equity Index Fund                                  11                0
     Vanguard Star Fund - Conservative Growth Portfolio                  (5)               0
     Vanguard Star Fund - Conservative Growth Portfolio                 (64)               0
     BGI EAFE Equity Index Fund                                         (66)               0
                                                               -------------    -------------
     Total                                                     $    (11,288)    $      8,451
                                                               =============    =============

4.   PLAN TRUSTEE
     The cash and investments of the Plan are held by Boston Safe Deposit and Trust Company (the "Trustee") under a trust agreement dated April 1, 1995. In general, the duties of the Trustee include: (1) holding assets and collecting income therefrom; (2) investing the assets of the Plan as directed by EBPIC or the appointed investment manager; (3) selling or exchanging the assets of the Plan; and (4) paying benefits to participants in the Plan on the written order of the Employee Benefit Plans Administration Committee ("EBPAC"), which is appointed by the Board of Directors of the Sponsor.

5.   PLAN TERMINATION
     The Sponsor may amend or terminate the Plan. Although the Sponsor has not expressed any intent to do so, in the event the Plan is terminated or employer contributions are discontinued, all of the assets of the Plan shall be used for the benefit of participants and beneficiaries under the Plan.

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   -----------

                             (Thousands of Dollars)

6.   FEDERAL INCOME TAX STATUS
     A favorable determination letter dated April 17, 2000, was issued by the IRS on behalf of the Plan which stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

7.   ALLOCATION OF PLAN ASSETS AND LIABILITIES TO INVESTMENT PROGRAMS

                                                                 June 30, 2001
                                           ------------------------------------------------------
                                             Participant        Non-Participant
                                            Directed Funds          Directed            Total
                                           -----------------    ----------------    -------------
Investments                                $        109,421     $        16,701     $    126,122
Accrued income                                        1,868                 688            2,556
Contributions receivable, employer                        0               1,127            1,127
                                           ----------------     ----------------    -------------

TOTAL ASSETS                                        111,289              18,516          129,805

Accrued liabilities                                    (316)                 (6)            (322)
                                           ----------------     ----------------    -------------

NET ASSETS AVAILABLE FOR BENEFITS          $        110,973     $        18,510     $    129,483
                                           ================     ================    =============


                                                                 June 30, 2000
                                           ------------------------------------------------------
                                            Participant         Non-Participant
                                            Directed Funds          Directed            Total
                                           ----------------     ----------------    -------------
Investments                                $        126,995     $        16,203     $    143,198
Accrued income                                        1,394                 636            2,030
Contributions receivable, employer                        0               1,049            1,049
Cash - Clearing Account                                   0                 343              343
                                           ----------------     ----------------    -------------

TOTAL ASSETS                                        128,389              18,231          146,620

Accrued liabilities                                    (126)                 (5)            (131)
                                           ----------------     ----------------    -------------

NET ASSETS AVAILABLE FOR BENEFITS          $        128,263     $        18,226     $    146,489
                                           ================     ================    =============


              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   -----------

                             (Thousands of Dollars)

8. ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS

                                                                           For the Year Ended June 30, 2001
                                                     --------------------------------------------------------------
                                                         Participant         Non-Participant
                                                       Directed Funds           Directed                Total
                                                     ------------------    ------------------    ------------------
Net (decrease) increase of interest in
   collective investment funds                       $         (11,288)    $               0     $         (11,288)
Interest income                                                  1,923                   853                 2,776
Dividend income                                                  1,093                   534                 1,627
                                                     ------------------    ------------------    ------------------
                                                                (8,272)                1,387                (6,885)
                                                     ------------------    ------------------    ------------------
Contributions:
   Participants                                                  8,388                     0                8,388
   Agway Inc.                                                        0                 1,678                1,678
                                                     ------------------    ------------------    ------------------
                                                                 8,388                 1,678               10,066
                                                     ------------------    ------------------    ------------------
     Total additions                                               116                 3,065                3,181
                                                     ------------------    ------------------    ------------------
Deductions
   Benefit payments to participants                             16,837                 2,649               19,486
   Administrative expenses                                         633                    68                  701
                                                     ------------------    ------------------    ------------------
     Total deductions                                           17,470                 2,717               20,187
                                                     ------------------    ------------------    ------------------
Net (decrease) increase                                        (17,354)                  348              (17,006)

Net assets available for benefits,
     beginning of year                                         129,085                17,404              146,489
                                                     ------------------    ------------------    ------------------
     Net assets available for benefits,
         end of year                                 $         111,731     $          17,752     $        129,483
                                                     ==================    ==================    ==================

                                      F-15

              AGWAY, INC. EMPLOYEES' 401(k) THRIFT INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                   -----------

                             (Thousands of Dollars)

8. ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS

                                                                           For the Year Ended June 30, 2000
                                                     --------------------------------------------------------------
                                                         Participant         Non-Participant
                                                       Directed Funds           Directed                Total
                                                     ------------------    ------------------    ------------------
Net increase of interest in collective
   investment funds                                  $           8,451     $               0     $           8,451
Interest income                                                  1,860                   822                 2,682
Dividend income                                                  1,186                   564                 1,750
                                                     ------------------    ------------------    -----------------
                                                                11,497                 1,386                12,883
                                                     ------------------    ------------------    ------------------
Contributions:
   Participants                                                  7,930                     0                 7,930
   Agway Inc.                                                        0                 1,575                 1,575
                                                     ------------------    ------------------    ------------------
                                                                 7,930                 1,575                 9,505
                                                     ------------------    ------------------    ------------------
     Total additions                                            19,427                 2,961                22,388
                                                     ------------------    ------------------    ------------------
Deductions
   Benefit payments to participants                             14,645                 2,819                17,464
   Administrative expenses                                         546                    64                   610
                                                     ------------------    ------------------    ------------------
     Total deductions                                           15,191                 2,883                18,074
                                                     ------------------    ------------------    ------------------

Net increase                                                     4,236                    78                 4,314

Net assets available for benefits,
     beginning of year                                         124,849                17,326               142,175
                                                     ------------------    ------------------    ------------------
     Net assets available for benefits,
         end of year                                 $         129,085     $          17,404     $         146,489
                                                     ==================    ==================    ==================

9.   SUBSEQUENT EVENT - PLAN AMENDMENT
     The Plan was amended with an effective date of July 1, 2001. The following item represent changes to the Plan as a result of the amendments. In addition, other miscellaneous items were amended as part of this change.

     o Employees employed at the Milford Fertilizer division of the Company shall be eligible to participate in this Plan effective as of the later of (i) the date the employee satisfies the other eligibility and participation requirements of the Plan, or (ii) July 1, 2001.

                  AGWAY, INC. EMPLOYEES' THRIFT INVESTMENT PLAN
 SCHEDULE H, FORM IV, LINE (i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               as of June 30, 2001
                             (Thousands of Dollars)

               Col. A                               Col. B                   Col. C                  Col. D
               -------                              ------                   ------                  ------
                                                 Balance Held at
                                                 Close of Period
                                               (Number of Shares                                   Market Value
           Name of Issuer                      or Principal Amount          Cost of              of Each Item at
         and Title of Issue                    of Bonds and Notes)          Each Item            Close of Period
----------------------------------             -------------------     -----------------         ---------------
U.S. Broad Market Stock Fund:
   BGI U.S. Equity Market Fund                         2,227,683       $          60,017         $        62,464
Company Security Fund:
   Agway, Inc.:
     8% cumulative preferred
       stock - Series B                                  199,420       $          19,942         $        19,942
     7% cumulative preferred
       stock - Series C                                    4,570                     457                     457
    Agway, Inc.:
     9.25% subordinated money
       market certificates,
       due October 31, 2015                      $        11,000                  11,000                  11,000
     8.00% subordinated money
       market certificates,
       due October 31, 2006                      $         8,417                   8,417                   8,417
     8.50% subordinated money
       market certificates,
       due October 31, 2003                      $         5,824                   5,824                   5,824
     8.00% subordinated money
       market certificates,
       due October 31, 2002                      $         2,637                   2,637                   2,637
     7.50% subordinated money
       market certificates
       due October 1, 2002                       $         2,235                   2,235                   2,235
                                                                       -----------------         ---------------
         Total Company Security Fund                                   $          50,512         $        50,512
                                                                       -----------------         ---------------

Bond Fund
   BGI Government/Credit
     Bond Index Fund                                     321,400       $           3,910         $         4,272

Cash Fund:
   BGI Money Market Fund                         $         3,795       $           3,795         $         3,795
   TBC Inc. Pooled Employee Funds                $           503                     503                     503
                                                                       -----------------         ---------------
                                                                       $           4,298         $         4,298
Conservative Growth MAF:
   Vanguard Star Fund
   Conservative Growth Portfolio                          65,051       $             970         $           930

Aggressive Growth MAF:
   Vanguard Star Fund Growth Portfolio                    35,138       $             717         $           643


                                      S-1.1

                  AGWAY, INC. EMPLOYEES' THRIFT INVESTMENT PLAN
 SCHEDULE H, FORM IV, LINE (i)- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES,
                                    Continued
                               as of June 30, 2001
                             (Thousands of Dollars)


       Col. A                                       Col. B                   Col. C                  Col. D
       -------                                      ------                   ------                  ------
                                                 Balance Held at
                                                 Close of Period
                                               (Number of Shares                                   Market Value
     Name of Issuer                            or Principal Amount          Cost of              of Each Item at
   and Title of Issue                          of Bonds and Notes)          Each Item            Close of Period
------------------------------------           -------------------     -----------------         ---------------
 U.S. Small Cap Stock Fund:
   BGI Russell 2000 Equity Index Fund                     48,370       $             573         $           589

International Stock Fund:
   BGI EAFE Equity Index Fund                             15,632       $             321         $           267

Loans to Participants:
   Participant Notes                           $           2,147       $           2,147         $         2,147
                                                                        ----------------         ---------------

       TOTAL INVESTMENTS                                               $         123,465         $       126,122
                                                                       =================         ===============







                                      S-1.2

                  AGWAY, INC. EMPLOYEES' THRIFT INVESTMENT PLAN
       SCHEDULE H, FORM IV, LINE (j) - SCHEDULE OF REPORTABLE TRANSACTIONS
                        for the year ended June 30, 2001
                             (Thousands of Dollars)

                                                                                    Current Value
                                                                                    of Investment
                                                   Purchase           Selling      on Transaction         Net
                                                     Price             Price            Date           Gain(Loss)
                                                --------------    --------------   --------------    ------------
SINGLE SECURITY TRANSACTIONS IN
EXCESS OF 5% OF MARKET VALUE

Agway 9.25% subordinated money
     market certificates                        $       11,000    $            0   $       11,000    $         0

SERIES OF SECURITY TRANSACTIONS
IN EXCESS OF 5% OF MARKET VALUE

Agway, Inc. 7.5% subordinated
     money market certificates                  $        5,132    $            0   $        5,132    $         0

Agway; Inc. 7.5% subordinated
     money market certificates                               0             8,132            8,132              0

Agway, Inc. 8.75% subordinated
     money market certificates                           3,855                 0            3,855              0

Agway, Inc. 8.75% subordinated
     money market certificates                               0             3,855            3,855              0

TBC Inc. Pooled Employee Fund                           31,959                 0           31,959              0

TBC Inc. Pooled Employee Fund                                0            32,535           32,535              0

BGI US Equity Market Fund                                2,615                 0            2,615              0

BGI US Equity Market Fund                       $            0    $       12,773   $       11,558    $     1,215


                                      S-2.1